CONSENT OF QUALIFIED PERSON

I, William Bagnell, P.Eng., consent to the public filing of the amended technical report titled “NI 43-101 Technical Report on the Feasibility Study of the Terronera Project, Jalisco State, Mexico - Amended” with an effective date of September 9, 2021 and dated May 15, 2023 (the “Amended Technical Report”) by Endeavour Silver Corp.

I also consent to any extracts from, or a summary of, the information from the sections of the Amended Technical Report that I am responsible for preparing, referenced in the news release dated May 31, 2023 (the “News Release”) of Endeavour Silver Corp.

I certify that I have read the News Release being filed by Endeavour Silver Corp. and that it fairly and accurately represents the information in the sections of the Amended Technical Report for which I am responsible.

Dated this 31st day of May, 2023

"Signed"

_________________________________________________

William Bagnell, P.Eng.

Wood Canada Limited

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Vancouver, BC, Canada V6B 5W3

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